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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No 3)
                 Under the Securities and Exchange Act of 1934


                     AMERICAN MUNICIPAL TERM TRUST, INC. II
                                     (BXT)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   027653104
                                 (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                           Pittsford, New York 14534
                                 (716) 586-4680

          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 6, 1999
            (Date of Event which Requires Filing of this Statement)

       If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
                  13D, and is filing this schedule because of
            Rule 13d-1 (b) (3) or (4), check the following box. [ ]

                              (Page 1 of 4 pages)
                             There are no exhibits.



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                                  SCHEDULE 13D

CUSIP No. 027653104                                       Page 2 of 4 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc.
     d/b/a Karpus Investment Management
     I.D.# 16-1290558

2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /X/
3.   SEC Use Only


4.   Source of Funds*

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power

                              479,600
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              479,600
     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     479,600

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row (11)

     6.52%

14.  Type of Reporting Person*

     IA

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1   Security and Issuer
         --------------------
         Common Stock
         American Municipal Term Trust, Inc. II
         Piper Capital Management, Inc.
         Piper Jaffray Tower
         222 South 9th Street
         Minneapolis, MN   55402
ITEM 2   Identity and Background
         --------------------
         a) Karpus Management, Inc. d/b/a Karpus Investment Management
             ("KIM")
             George W. Karpus, President, Director and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
            Sophie Karpus, Director
         b) 14 Tobey Village Office park
             Pittsford, New York 14534
         c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
         d)  None of George W. Karpus, JoAnn VanDegriff, or Sophie
             Karpus ("the Principals") or KIM has been convicted in
             the past five years of any criminal proceeding (excluding
             traffic violations).
         e)  During the last five years noneof the principals or KIM has been a party to a civil proceeding as a result of
             which any of them is subject to a judgment, decree or
             final order enjoining future violations of or prohibiting
             or mandating activities subject to, federal or state
             securities laws or finding any violation with respect to
             such laws.
         f)  Each of the Principals is a United States citizen.
             KIM is a New York corporation.
ITEM 3   Source and Amount of Funds or Other Considerations
         --------------------------------------------------
         KIM, an independent investment advisor, has accumulated
         shares of BXT on behalf of accounts that are managed by KIM
         ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from
         such Accounts.
ITEM 4   Purpose of Transaction
         ----------------------
         KIM has purchased Shares for investment purposes. Being
         primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of BXT fit the
         investment guidelines for various
         Accounts.  Shares have been acquired since August 12, 1993.
ITEM 5   Interest in Securities of the Issuer
         ------------------------------------
         a) As of the date of this Report, KIM owns 479,600 shares, which
            represents 6.52% of the outstanding Shares.   George W. Karpus,
            (President of KIM) presently owns 6,500 shares purchased on March 31, 1997 at $10.625 per share (1000 shares), June 20
            & 23 at $10.875 per share (2000 shares), July 2 at $10.75
            per share (100 shares), August 25 at $11.00 per share (2000 shares), and August 10,1998 at $11.1875 per share (1400 shares). Karpus Management, Inc. owns 1,000 shares purchased on August 12, 1993 at a price of $10.625 per share. None of the other Principals presently owns shares.

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         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
         c) The first open market purchase occurred on August 12, 1993. Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.
    Date      Shares   Price Per              Date      Shares    Price Per
                           Share                                      Share
  3/9/99        2000     11.3125            4/1/99        2800        11.25
 3/11/99        5800     11.3125            4/5/99        8600        11.25
 3/12/99        3200     11.3125            4/6/99        1200        11.25
 3/18/99        2000       11.25            4/7/99        2900        11.25
 3/19/99        3000       11.25           4/14/99       11750        11.25
 3/22/99        5000       11.25           4/15/99        -500        11.25
 3/25/99         500       11.25           4/16/99        3500      11.1875
 3/26/99         600       11.25           4/16/99        1400        11.25
 3/26/99        2000     11.3125           4/20/99        2000        11.25
 3/29/99        1700       11.25           4/21/99        8000        11.25
                                           4/22/99        1000        11.25
                                           4/23/99         200        11.25
                                           4/26/99         600        11.25
                                           4/27/99         500        11.25
                                           4/28/99        2700        11.25
                                           4/30/99        2000        11.25

        The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
        ----------------------------------------------------------------------
        Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BXT securities.


ITEM 7  Materials to be Filed as Exhibits
        ---------------------------------
        Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                           Karpus Management, Inc.



May 6, 1999                               By: /s/ George W. Karpus
-----------                                  ---------------------------
   Date                                               Signature
                                             George W. Karpus, President
                                             ---------------------------
                                                      Name/Title